PRUDENTIAL INVESTMENT PORTFOLIOS 2

PGIM Core Conservative Bond Fund

AMENDMENT TO SUBADVISORY AGREEMENT

This Amendment to Subadvisory Agreement, effective as of July 1, 2024, is entered into among PGIM Investments LLC (the “Manager”), a New York limited liability company, PGIM, Inc. (“PGIM”), a New Jersey corporation, and PGIM Limited, a U.K limited company (“PGIM Limited” and together with PGIM, the “Subadvisers”).

WHEREAS, the Manager entered into an Amended and Restated Subadvisory Agreement (the “Subadvisory Agreement”) with each Subadviser with respect to the PGIM Core Conservative Bond Fund (the “Fund”), dated September 12, 2019; and

WHEREAS each Subadviser and the Manager have mutually agreed to revise Schedule A of the Subadvisory Agreement with respect to the Fund in order to reduce the subadvisory fee rate pursuant to which the Manager compensates PGIM Fixed Income, a business unit of PGIM, and PGIM Limited for the services provided by each Subadviser to the Fund under the Subadvisory Agreement.

NOW THEREFORE, the parties mutually agree as follows:

1.Effective July 1, 2024, the subadvisory fee rate appearing in Schedule A of the Subadvisory Agreement is hereby revised as follows with respect to the Fund:

Fund	Annual Fee Rate
PGIM Core Conservative Bond Fund	0.09% of the Funds’ average daily net assets

2.. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM INVESTMENTS LLC

Signed: /s/ Scott E. Benjamin

Name and Title: Scott E. Benjamin, Executive Vice President

PGIM, INC.

Signed: /s/ Daniel Malooly

Name and Title: Daniel Malooly, Vice President

PGIM LIMITED

Signed: /s/ Sarah McMullen

Name and Title: Sarah McMullen, Vice President